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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                    Form 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February 2006


                           DEUTSCHE BANK CORPORATION
                (Translation of Registrant's Name Into English)


                        Deutsche Bank Aktiengesellschaft
                                Taunusanlage 12
                            60325 Frankfurt am Main
                                    Germany
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F   X     Form 40-F
                                     ---

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes            No   X
                                                ---
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Supervisory Board extends contracts with Management Board members

     FRANKFURT AM MAIN, 1 February 2006 - The Supervisory Board of Deutsche Bank AG today extended the appointments of Management Board members Dr. Josef Ackermann and Dr. Tessen von Heydebreck until the general meeting following their 62nd birthdays. Dr. Ackermann's contract will therefore run until the end of the Annual General Meeting in 2010; Dr. von Heydebreck's until the end of the Annual General Meeting in 2007.

     With immediate effect the Supervisory Board has appointed Dr. Ackermann as Chairman of the Management Board (Chief Executive Officer). Henceforth the Management Board of Deutsche Bank will be headed by a chairman who is appointed by the Supervisory Board. Deutsche Bank is thus conforming to national and international practice in the appointment of its Management Board.

     At the Management Board's proposal, the Supervisory Board today resolved - subject to the establishment of the Annual Financial Statements - to propose to the Annual General Meeting on 1 June 2006, that a dividend of E 2.50 per share be paid for the 2005 financial year. This is an increase of 47 per cent compared with the previous year, when a dividend of E 1.70 per share was paid.

Forward-looking statements contain risks

     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 24, 2005 on pages 7 through 11 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.



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     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



DEUTSCHE BANK AKTIENGESELLSCHAFT


Date:   February 1, 2006
                                                By: /s/ Krekeler
                                                   --------------------------
                                                Name:  Hans-Dirk Krekeler
                                                Title: General Counsel to the
                                                       Management Board



                                                By: /s/ Mathias Otto
                                                   ---------------------------
                                                Name:  Mathias Otto
                                                Title: Deputy General Counsel
                                                       to the Management Board